Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL 60123

March 24, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549

Re:	Heritage-Crystal Clean, Inc.
Registration Statement on Form S-3 File No. 333-262605
VIA EDGAR
VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Heritage-Crystal Clean, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-262605) of the Registrant (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will be declared effective at 8:30 a.m., Eastern Time, on March 28, 2022 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Heidi Steele at (312) 984-3624. The Company hereby authorizes Ms. Steele to orally modify or withdraw this request for acceleration.

Very truly yours,

HERITAGE-CRYSTAL CLEAN, INC.

By: /s/ Mark DeVita
Name: Mark DeVita
Title: Chief Financial Officer

cc: Heidi Steele (McDermott Will & Emery LLP)
DM_US 187138550-1.079812.0015